UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2021
Commission File Number: 001-38427

Piedmont Lithium Limited
(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

1

Piedmont Lithium Limited amended its Deposit Agreement on November 11, 2020.  A form of that amendment is attached hereto as Exhibit 99.1 and incorporated by reference.
EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Form of Deposit Agreement (incorporated by reference herein from Exhibit 1 to Amendment No. 2 to the Form F-6 (File No. 333-220689)).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited
(registrant)

Date: March 19, 2021	By: /s/ Keith Phillips
Name: Keith Phillips
Title: President and Chief Executive Officer

3